               Filed by First Union Real Estate Equity and Mortgage Investments
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

      Subject Company:  First Union Real Estate Equity and Mortgage Investments
                                                 Commission File No. 001-006249

                                     * * * *

THE FOLLOWING IS A PRESS RELEASE ISSUED BY FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS ON MAY 14, 2002

                                     * * * *

Contact: First Union Real Estate Equity and Mortgage Investments
         Neil Koenig, Interim Chief Financial Officer
         (212) 949-1373

             First Union Real Estate Equity and Mortgage Investments Announces Filing of Registration Statement by Gotham Golf Corp. Containing
                 Preliminary Proxy Materials for Special Meeting


NEW YORK - (Business Wire) - May 14, 2002 - First Union Real Estate Equity and Mortgage Investments (NYSE: FUR) ("First Union") announced the filing by Gotham Golf Corp. ("Gotham Golf") and Southwest Shopping Centers Co. II, L.L.C ("SSCC") of a Registration Statement on Form S-4 containing preliminary proxy materials for a special meeting of the shareholders of First Union. The proxy materials have been filed in connection with a meeting of First Union shareholders to be called to approve the previously announced Agreement and Plan of Merger and Contribution ("Merger Agreement") dated February 13, 2002, as amended, among First Union, Gotham Golf and certain of their respective affiliates. The Merger Agreement is subject to approval of First Union's common shareholders. Gotham Golf, which will be the surviving entity after the completion of the transaction contemplated by the Merger Agreement, and SSCC have filed the Registration Statement with respect to securities that will be issued in connection with the merger.

INVESTORS AND SECURITY HOLDERS SHOULD READ THE DEFINITIVE MERGER AGREEMENT AND THE FORM S-4 OF GOTHAM GOLF AND SSCC FILED ON MAY 13, 2002 TO APPRISE THEMSELVES OF THE PROPOSED TRANSACTION. IN ADDITION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/FINAL PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING WHEN IT BECOMES AVAILABLE BECAUSE IT WILL

CONTAIN IMPORTANT INFORMATION. The definitive proxy statement/prospectus will be filed with the Securities and Exchange Commission by First Union, Gotham Golf and SSCC. Investors and security holders may obtain a free copy of the definitive proxy statement/final prospectus (when it becomes available) and other documents filed by First Union, Gotham Golf and SSCC with the Securities and Exchange Commission at the Commission's website at www.sec.gov. The definitive proxy statement/final prospectus and these other documents may also be obtained for free from First Union.

The preliminary proxy materials filed today may be found at the Commission's website under the listings for either Gotham Golf Corp. or Southwest Shopping Centers Co. II, L.L.C.

Certain statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, changes in market activity, changes in local real estate conditions and markets, actions by competitors, interest rate movements and general economic conditions. Further information about these matters can be found in the information included in the Annual Report filed by First Union with the SEC on Form 10-K for its fiscal year ended December 31, 2001.

First Union Real Estate Equity and Mortgage Investments is a NYSE-listed stapled-stock real estate investment trust (REIT) headquartered in New York, New York.

                                     * * * *

Collectively, as of February 13, 2002, the trustees and executive officers of First Union beneficially owned 10,802,818 First Union common shares, representing approximately 31% of the outstanding common shares of First Union. First Union and its respective trustees, directors, partners, executive officers and certain other related persons and employees may be soliciting or deemed to be soliciting proxies from First Union shareholders in favor of the proposed transaction. Shareholders of First Union may obtain additional information regarding the related persons and their interests by reading the definitive proxy statement/prospectus when it becomes available.